

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   December 29, 2015

<u>Via E-mail</u>
Mr. Thomas DeByle
Chief Financial Officer
Standex International Corporation
11 Keewaydin Drive, Suite 300
Salem, NH 03079

> **Re: Standex International Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed August 27, 2015**
> **File No. 1-07233**

Dear Mr. DeByle:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Pamela Long

          Pamela Long
          Assistant Director
          Office of Manufacturing and
          Construction

cc: Deborah A. Rosen
       Standex International Corporation

       Benjamin G. Lombard, Esq.
       Reinhart Boerner Van Deuren s.c.